Exhibit 99.1

Sandstorm Gold Announces Restructuring with Luna Gold

VANCOUVER, March 20, 2015 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) is pleased to announce that the Company has agreed to restructure its gold stream and loan agreement with Luna Gold Corp. ("Luna") (TSX:LGC) (the "Restructuring"). Sandstorm currently holds a 17% gold stream (the "Gold Stream") on Luna's Aurizona project in Brazil (the "Aurizona Project") and has a loan outstanding to Luna with a principal amount of US$20 million (the "Loan").

— RESTRUCTURING TERMS

Gold Stream Restructuring
Under the terms of the Restructuring, the Gold Stream will be terminated and replaced by two net smelter return royalties ("NSR") (the "Aurizona Project NSR" and the "Greenfields NSR") and a convertible debenture. The Aurizona Project NSR will cover the entire Aurizona project, including the current 43-101 compliant Reserves and Resources, and all adjacent exploration upside that would be processed through the Aurizona mill. The Aurizona Project NSR will be a sliding scale royalty based on the price of gold as follows:

•	3% if the price of gold is less than or equal to US$1,500 per ounce;
•	4% if the price of gold is between US$1,500 per ounce and US$2,000 per ounce; and
•	5% if the price of gold is greater than US$2,000 per ounce.

The Greenfields NSR will cover the 190,073 hectares of exploration ground held by Luna and will be a 2% NSR. Luna will have the right to purchase one-half of the Greenfields NSR for US$10 million at any time prior to commercial production.

Sandstorm will hold a right of first refusal on any future streams or royalties on the Aurizona Project and Greenfields.

The debenture will be a US$30 million debenture bearing interest at a rate of 5% per annum (the "Debenture"). The Debenture is payable in three equal annual tranches of US$10 million plus accrued interest beginning January 1, 2018. Luna will have the right to convert principal and interest owing under the Debenture into common shares of Luna, so long as Sandstorm does not own more than 20% of the outstanding common shares of Luna.

Loan Amendment
Under the Loan amendment, the maturity date of the Loan will be extended from June 30, 2017 to June 30, 2021, the interest rate will be revised to 5% per annum, payable in cash on the maturity date, and Luna will be subject to a default rate of interest equal to 10% per annum.

Sandstorm's President & CEO Nolan Watson commented, "The restructuring puts Luna Gold on a development path to move the Aurizona mine toward sustainable, long-term production. We believe that Aurizona has the potential to produce gold profitably for many years and the agreement between Sandstorm and Luna provides an opportunity for all stakeholders to benefit." Mr. Watson added, "Sandstorm's current forward looking guidance does not include potential production from Aurizona but we are confident that this restructuring will lead to additional ounces from the project in the future."

The Restructuring is subject to Luna completing an equity raise of no less than CAD$20 million, obtaining all of the necessary governmental and regulatory approvals and the Restructuring is expected to be completed and effective on or around June 30, 2015.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 57 streams and royalties, of which 14 of the underlying mines are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2013 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Nolan Watson, President & CEO, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 06:00e 20-MAR-15